

02025472


SEC MAIL
RECEIVED
PROCESSING
MAR 1 4 2002
WASH, D.C.
354
SECTION

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number – 1-15182

Report on Form 6-K for the month of February 2002

DR. REDDY'S LABORATORIES LIMITED
(Name of Registrant)

7-1-27, Ameerpet
Hyderabad, Andhra Pradesh 500 016, India
+91-40-3731946

(Address of Principal Executive Offices)

Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]　　　　Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]　　　　No [X]

If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b).

Not applicable.

Table of Contents

Press releases for February 2002 :

DR.REDDY'S

February 2, 2002

The Executive Director/ Secretary

Hyderabad Stock Exchange
Mumbai Stock Exchange
Calcutta Stock Exchange
Madras Stock Exchange
Ahmedabad Stock Exchange
National Stock Exchange and
New York Stock Exchange

Dear Sir,

"Press release"

Please find enclosed Press release on "Dr. Reddy's files complaint for reinstatement of exclusivity for Omeprazole capsules 40 mg".

Kindly arrange to disseminate and display the same on your Notice Board for the purpose of information.

Thanking you,

Yours faithfully,
For Dr. Reddy's Laboratories Ltd.



Girish Tekchandani
Asst. Company Secretary

Encl: As above

Press Release

DR. REDDY'S

Dr. Reddy's files complaint for reinstatement of exclusivity for Omeprazole capsules 40 mg

Hyderabad, India, February 1, 2002: Dr. Reddy's Laboratories (NYSE:RDY) announced today that it had filed a complaint against the USFDA on January 30, 2002 in the United States District Court for the District of New Jersey.

Dr. Reddy's has sought the reinstatement of its 180-day marketing exclusivity for Omeprazole capsules 40 mg.

Background information on the case:

In February 1999, Dr. Reddy's had filed an ANDA with a Paragraph IV certification with the USFDA for Omeprazole delayed-release capsules 40 mg, the generic version of AstraZeneca's Prilosec®. Subsequently, AstraZeneca sued Dr. Reddy's and also other applicants for patent infringement.

On May 31, 2001, the United States District Court for the Southern District of New York ruled that the 4,636,499 patent (one of AstraZeneca's seven patents that are a part of the litigation) was not infringed upon by Dr. Reddy's. The trial with respect to the other patents continued.

On November 16, 2001, the USFDA denied Dr. Reddy's the grant of exclusivity on the ground that Patent 4,255,431, for which Dr. Reddy's was the first to file, had expired during the pendency of the suit and that Andrx was the first to file with respect to the other patents.

This press release includes forward-looking statements, as defined in the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such factors include, but are not limited to, changes in local and global economic conditions, our ability to successfully implement our strategy, the market acceptance of and demand for our products, our growth and expansion, technological change and our exposure to market risks. By their nature, these expectations and projections are only estimates and could be materially different from actual results in the future.

Contact Information

Media: Contact R Rammohan at rammohanr@drreddys.com or Sabiha Hussain at sabihahussain@drreddys.com or on +91-40-6511620 at Corporate Communications, Dr. Reddy's Laboratories, Hyderabad, India.

Investors and Financial Analysts: Contact Artie Rokkam at artie@drreddys.com / Nikhil Shah at nikhilshah@drreddys.com or on +91-40-3736338 at Investor Relations, Dr. Reddy's Laboratories, Hyderabad, India.

---o0o----

DR.REDDY'S

Dr. Reddy's Laboratories Ltd.

7-1-27 Ameerpet,
Hyderabad 500 016. India

Tel : 91 40 373 1946
Fax : 91 40 373 1955

www.drreddys.com

February 19, 2002

The Executive Director/ Secretary

Hyderabad Stock Exchange
Mumbai Stock Exchange
Calcutta Stock Exchange
Madras Stock Exchange
Ahmedabad Stock Exchange and
New York Stock Exchange

Dear Sir,

Please find enclosed quarterly report of the company for the quarter ended December 31, 2001.

Kindly take the same on record.

Thanking you,

Yours faithfully,
For Dr. Reddy's Laboratories Ltd.



Girish Tekchandani
Asst. Company Secretary

Encl: As above

QUARTERLY REPORT
Quarter Ended December 31, 2001

Currency of Presentation and Certain Defined Terms

In this Quarterly Report, references to "$" or "dollars" or "U.S. dollars" are to the legal currency of the United States and references to "Rs." or "rupees" or "Indian rupees" are to the legal currency of India. Our financial statements are presented in Indian rupees and translated into U.S. dollars and are prepared in accordance with United States generally accepted accounting principles ("U.S. GAAP"). References to "Indian GAAP" are to Indian generally accepted accounting principles. References to a particular "fiscal" year are to our fiscal year ended March 31 of such year.

References to "U.S." or "United States" are to the United States of America, its territories and its possessions. References to "India" are to the Republic of India. "Dr. Reddy's" is a registered trademark of Dr. Reddy's Laboratories Limited in India. With respect to other trademarks or trade names used in this Quarterly Report, some are registered trademarks in our name and some are pending before the respective trademark registries.

Except as otherwise stated in this report, all translations from Indian rupees to U.S. dollars are based on the noon buying rate in the City of New York on December 31, 2001, for cable transfers in Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York, which was Rs.48.27 per US$1.00. No representation is made that the Indian rupee amounts have been, could have been or could be converted into United States dollars at such a rate or any other rate. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding.

Forward-Looking and Cautionary Statement

IN ADDITION TO HISTORICAL INFORMATION, THIS QUARTERLY REPORT CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT OF 1933, AS AMENDED AND SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED. THE FORWARD-LOOKING STATEMENTS CONTAINED HEREIN ARE SUBJECT TO CERTAIN RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE REFLECTED IN THE FORWARD-LOOKING STATEMENTS. FACTORS THAT MIGHT CAUSE SUCH A DIFFERENCE INCLUDE, BUT ARE NOT LIMITED TO, THOSE DISCUSSED IN THE SECTION ENTITLED "OPERATING AND FINANCIAL REVIEW " AND ELSEWHERE IN THIS REPORT. READERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH REFLECT OUR ANALYSIS ONLY AS OF THE DATE HEREOF. IN ADDITION, READERS SHOULD CAREFULLY REVIEW THE INFORMATION IN OUR PERIODIC REPORTS AND OTHER DOCUMENTS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ("SEC") FROM TIME TO TIME.

DR. REDDY'S LABORATORIES LIMITED
CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands, except share data)

	(Audited)	(Unaudited)	
	As of March 31,	As of December 31,	
	2001	2001	2001
ASSETS			
Current assets:			
Cash and cash equivalents	Rs.478,979	Rs.4,037,805	US$ 83,650
Restricted cash	18,670	44,931	931
Accounts receivable, net of allowances	2,379,703	3,921,512	81,241
Inventories	1,919,354	2,641,272	54,719
Deferred income taxes	158,931	168,253	3,486
Due from related parties	23,338	8,587	178
Other current assets	328,796	533,015	11,042
Total current assets	5,307,771	11,355,375	235,247
Property, plant and equipment, net	3,243,706	3,566,868	73,894
Due from related parties	34,523	60,459	1,253
Intangible assets	2,889,373	2,644,746	54,791
Investment securities	21,337	20,000	414
Investment in affiliates	284,970	277,016	5,739
Other assets	101,205	103,712	2,149
Total assets	Rs.11,882,885	Rs.18,028,176	US$ 373,486
LIABILITIES AND STOCKHOLDERS' EQUITY			
Current liabilities:			
Borrowings from banks	Rs.2,569,095	Rs.150,280	US$ 3,113
Current portion of long-term debt	379,515	2,960	61
Capital lease obligations	109	-	-
Trade accounts payable	684,364	1,060,267	21,965
Due to related parties	1,083	1,067	22
Taxes payable	163,120	179,121	3,711
Accrued expenses	383,432	566,330	11,733
Other current liabilities	331,683	336,966	6,981
Total current liabilities	4,512,401	2,296,991	47,586
Long-term debt, excluding current portion	1,003,378	45,299	938
Deferred revenue	69,813	288,382	5,974
Deferred income taxes	864,857	762,514	15,797
Other liabilities	175,970	155,742	3,226
Total liabilities	6,626,419	3,548,928	73,522
Minority interest	16,002	-	-
Stockholders' equity:			
Equity shares at Rs.5 par value; 100,000,000 shares authorized; Issued and outstanding; 63,177,560 and 76,515,948 shares as on March 31, 2001 and December 31, 2001 respectively	315,889	382,580	7,926
Additional paid-in capital	4,296,154	10,146,975	210,213
Retained earnings	627,137	3,947,316	81,776
Equity shares held by a controlled trust: 41,400 shares	(4,882)	(4,882)	(101)
Accumulated other comprehensive income	6,166	7,259	150
Total stockholders' equity	5,240,464	14,479,248	299,964
Total liabilities and stockholders' equity	Rs.11,882,885	Rs.18,028,176	US$ 373,486

See accompanying notes to the consolidated financial statements.

DR. REDDY'S LABORATORIES LIMITED
CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(in thousands, except share data)

	(Audited)	(Unaudited)		(Unaudited)		
	Year ended March 31,	Three months ended December 31,		Nine months ended December 31,		
	2001	2000	2001	2000	2001	2001
Revenues:						
Product sales, net of allowances for sales returns (includes excise duties of Rs.733,841 for the year ended March 31, 2001 and Rs.139,972, Rs.188,822, Rs.459,148 and Rs.614,497 for the three months and nine months ended December 31, 2000 and 2001 respectively)	Rs.10,974,809	Rs.2,563,638	Rs.4,451,074	Rs.7,724,87	Rs.12,568,330	US$260,37
License fees	-	-	124,757	-	124,75	2,58
	10,974,809	2,563,638	4,575,831	7,724,87	12,693,08	262,96
Cost of revenues	5,735,847	1,461,393	1,816,052	4,320,81	5,200,89	107,74
Gross profit	5,238,962	1,102,245	2,759,779	3,404,05	7,492,18	155,21
Operating expenses:						
Selling, general and administrative expenses	2,818,870	663,726	984,686	1,924,81	2,649,58	54,89
Research and development expenses	508,837	109,179	235,763	295,41	457,44	9,47
Amortization expenses	482,334	117,264	109,379	346,83	332,97	6,89
Foreign exchange gain	(62,105)	(18,255)	(59,673)	(24,504)	(180,973)	(3,749
Total operating expenses	3,747,936	871,914	1,270,155	2,542,56	3,259,02	67,51
Operating income	1,491,026	230,331	1,489,624	861,49	4,233,16	87,69
Equity in loss of affiliates	(31,520)	(5,643)	(37,133)	(20,823)	(115,796)	(2,399
Other (expenses)/income, net	(387,005)	(70,412)	42,405	(246,265)	58,07	1,20
Income before income taxes and minority interest	1,072,501	154,276	1,494,896	594,40	4,175,44	86,50
Income tax (expense)/benefit	(321,396)	(42,224)	(182,529)	(204,015)	(253,458)	(5,251
Minority interest	(9,155)	(2,993)	331	(5,532)	(14,801)	(307
Net income before extraordinary item	741,950	109,059	1,312,698	384,85	3,907,18	80,94
Extraordinary loss on early extinguishment of debt (Net of income tax benefits of Rs.14,863) (Note 5)	-	-	-	-	(26,446)	(548)
Net income	Rs.741,950	Rs.109,059	Rs.1,312,698	Rs.384,85	Rs.3,880,73	US$80,39
Basic and diluted net income per equity share						
Net income before extraordinary item	11.74	1.73	17.16	6.09	51.5	1.0
Net income after extraordinary item	11.74	1.73	17.16	6.09	51.1	1.0
Weighted average number of equity shares used in computing basic and diluted net income per equity share	63,177,560	63,177,560	76,485,136	63,177,560	75,867,73	75,867,73

See accompanying notes to the consolidated financial statements.

DR. REDDY'S LABORATORIES LIMITED
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands, except share data)

	(Unaudited)		
	Nine months ended December 31		
	2000	2001	2001
Cash flows from operating activities:			
Net income	Rs.384,855	Rs.3,880,735	US$80,396
Adjustments to reconcile net income to net cash from operating activities:			
Deferred tax expense/(benefit)	(1,971)	(134,772)	(2,792)
Depreciation and amortization	677,903	683,237	14,154
Loss on sale of property, plant and equipment	20,120	6,372	132
Provision for doubtful accounts receivable	148,772	108,302	2,244
Allowance for sales returns	26,951	47,705	988
Write-down of deposits	1,335	-	-
Inventory write-downs	3,103	29,664	615
Deferred revenue	-	218,568	4,528
Equity in loss of affiliates	20,823	115,796	2,399
Loss on extinguishment of debt	-	26,446	548
Exchange (gain)/loss on remeasurement	84,063	19,753	409
Minority interest	5,532	14,801	307
Changes in operating assets and liabilities:			
Accounts receivable, net of allowances	(291,393)	(1,590,993)	(32,960)
Inventories	(236,399)	(769,676)	(15,945)
Other assets	(56,006)	(205,939)	(4,266)
Due to / from related parties	(758,395)	(43,667)	(905)
Trade accounts payable	678,321	332,166	6,881
Accrued expenses	76,303	182,603	3,783
Taxes payable	63,608	21,730	450
Other liabilities	16,193	(76,081)	(1,576)
Net cash provided by operating activities	863,718	2,866,750	59,390
Cash flows from investing activities:			
Restricted cash	25,000	(26,261)	(544)
Expenditure on property, plant and equipment	(499,319)	(711,033)	(14,730)
Proceeds from sale of property, plant and equipment	74,155	20,755	430
Purchase of investment securities	(211,753)	(107,829)	(2,234)
Proceeds from sale of investment securities	-	432	9
Expenditure on intangible assets	(20,000)	(12,500)	(259)
Net cash used in investing activities	(631,917)	(836,436)	(17,328)
Cash flows from financing activities:			
Proceeds from/(repayments of) borrowing from banks, net	(19,410)	(2,418,815)	(50,110)
Proceeds from issuance of long-term debt	173,638	5,345	111
Repayment of long-term debt	(224,761)	(1,366,425)	(28,308)
Proceeds from issuance of equity	-	5,844,695	121,083
Principal payments under capital lease obligations	(3,490)	(109)	(2)
Dividends	(149,969)	(560,556)	(11,613)
Payment of dividend to minority interest	(709)	-	-
Net cash provided by/(used in) financing activities	(224,701)	1,504,135	31,161
Effect of exchange rate changes on cash	(24,223)	24,377	505
Net increase in cash and cash equivalents during the period	(17,123)	3,558,826	73,727
Cash and cash equivalents at the beginning of the period	557,509	478,979	9,923
Cash and cash equivalents at the end of the period	Rs.540,386	Rs.4,037,805	US$83,650
Supplemental disclosures:			
Cash paid for:			
Interest (net of interest capitalized)	Rs.197,442	Rs.71,665	US$1,485
Income taxes	135,800	319,000	6,609
Supplemental schedule of non-cash investing activities:			
Property, plant and equipment purchased on credit during the period	28,168	43,884	909
Non cash investing and financial activities:			
Acquisition of minority interest:			
Fair value of assets acquired in acquisitions	-	14,373	298
Fair value of intangibles acquired	-	114,071	2,363
Fair value of liabilities assumed in acquisitions	-	55,627	1,152
Increase in stockholders' equity	-	72,817	1,509

See accompanying notes to the consolidated financial statements.

DR. REDDY'S LABORATORIES LIMITED
CONDENSED CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME
(in thousands, except share data)

	Equity Shares				Equity Shares held by a Controlled Trust				
	No. of shares	Amount	Additional Paid In Capital	Comprehensive Income	No. of Shares	Amount	Accumulated Other Comprehensive Income	Retained Earnings/ (Accumulated Deficit)	Total Stockholders' Equity
Balance as of March 31, 2001	63,177,560	Rs.315,889	Rs.4,296,154		41,400	Rs.(4,882)	Rs.6,166	Rs.627,137	Rs.5,240,464
Dividends paid (unaudited)								(560,556)	(560,556)
Common stock issued (unaudited)	13,225,000	66,125	5,778,570						5,844,695
Common stock issued for acquisition of minority interest (unaudited)	113,388	566	72,251						72,817
Comprehensive income (unaudited)									
Net income (unaudited)				Rs.3,880,735				3,880,735	3,880,735
Translation adjustment (unaudited)				1,769			1,769		1,769
Unrealized gain on investments, net (unaudited)				(676)			(676)		(676)
Comprehensive income (unaudited)				Rs.3,881,828					
Balance as of December 31, 2001(unaudited)	76,515,948	Rs.382,580	Rs.10,146,975		41,400	Rs.(4,882)	Rs.7,259	Rs.3,947,316	Rs. 14,479,248
		US$ 7,926	US$ 210,213			US$ (101)	US$ 150	US$ 81,776	US$ 299,964

See accompanying notes to the consolidated financial statements.

374079
2/19/02-3:12 PM

DR. REDDY'S LABORATORIES LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share data and where otherwise stated)

1. Basis of preparation of unaudited interim financial statements

The accompanying unaudited interim condensed consolidated financial statements as of December 31, 2001, and for the three months period ended December 31, 2000 and 2001, have been prepared on substantially the same basis as the audited financial statements for the year ended March 31, 2001, and include all adjustments consisting only of normal recurring adjustments necessary for a fair presentation of the financial information set forth herein.

These interim condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and related notes contained in the Annual Report on Form 20-F filed with the SEC for the year ended March 31, 2001. The results of the interim periods are not necessarily indicative of results to be expected for the full fiscal year.

2. Convenience translation

The accompanying unaudited interim consolidated financial statements have been prepared in Indian rupees, the national currency of India. Solely for the convenience of the reader, the financial statements as of and for the -nine month period ended December 31, 2001 have been translated into United States dollars at the noon buying rate in New York City on December 31, 2001 for cable transfers in Indian rupees, as certified for customs purposes by the Federal Reserve Bank of New York of US$1 = Rs.48.27. No representation is made that the Indian rupee amounts have been, could have been or could be converted into United States dollars at such a rate or any other rate.

3. Derivative financial instruments

On April 1, 2001, Dr. Reddy's Laboratories Limited ("DRL" or the "Company") adopted SFAS No.133, Accounting for Derivative Instruments and Hedging Activities as amended, when the rules became effective for companies with a fiscal year ending March 31.

The Company enters into forward foreign exchange contracts where the counterparty is generally a bank. The Company purchases forward foreign exchange contracts to mitigate the risk of changes in foreign exchange rates on certain accounts payables. Although these contracts are effective as hedges from an economic perspective, they do not qualify for hedge accounting under SFAS No. 133, as amended.

Any derivative that is either not designated hedge, or is so designated but is ineffective as per SFAS No. 133, is marked to market and recognized in earnings immediately.

There were no initial transitional adjustments required to adopt SFAS No. 133.

4. Acquisition of minority interest

Under the scheme of arrangement for a merger with American Remedies Limited ("American Remedies"), the Company acquired the balance 12.9% interest, being the shares which it did not own, reflected as a minority interest, through an exchange of shares. Subsequently, American Remedies has ceased to exist as a separate legal entity. This transaction was consummated on October 26, 2001 and has been accounted under the purchase method as a step acquisition.

As per the scheme of arrangement, one share of the Company (two shares post split) was issued in exchange for every 12 shares of American Remedies. Accordingly, the Company has issued 113,388 shares valued at Rs.642.20 per share. The fair value of the shares has been determined, based on the market price of shares over a five day period before and after July 15, 2000, i.e. the date when the Company reached an agreement on the purchase price and when the proposed transaction was announced. However, the consummation was delayed due to the delay in obtaining necessary legal and regulatory approval as required by the Indian Companies Act, to bring the Company and American Remedies into a single legal entity.

The purchase cost of Rs.72,817, being the fair value of the shares issued, has been allocated as follows:

	(unaudited)
Current assets	Rs.6,516
Trade marks	114,071
Other non current assets	7,857
Total assets	128,444
Deferred tax liabilities	23,327
Other liabilities assumed	32,300
Purchase cost	Rs.72,817

5. Long-term debt

During the nine months ended December 31, 2001, the Company has extinguished debentures, foreign currency loans and rupee term loans amounting to Rs.300,000, Rs.150,000 and Rs.787,925 respectively prior to their contractual maturities. The extinguishment has resulted in a loss of Rs.26,446 (net of tax of Rs. 14,683), which has been disclosed as an extraordinary item.

6. Inventories

Inventories consist of the following:

	As of March 31, 2001	As of December 31, 2001 (unaudited)
Raw materials	Rs.537,710	Rs.797,925
Stores and spares	197,849	249,086
Work-in-process	484,822	643,004
Finished goods	698,973	951,257
	Rs.1,919,354	Rs.2,641,272

During the year ended March 31, 2001 and nine months ended December 31, 2001, the Company recorded an inventory write-down of Rs.3,103 and Rs.29,664 respectively, resulting from a fall in the market value of certain finished goods.

7. Property, plant and equipment, net

Property, plant and equipment consist of the following:

	As of March 31, 2001	As of December 31, 2001 (unaudited)
Land	Rs. 83,240	Rs.130,380
Buildings	926,735	933,192
Plant and machinery	3,560,516	3,747,569
Furniture, fixtures and equipment	266,266	311,600
Vehicles	70,420	86,502
Computer equipment	98,475	128,656
Capital work-in-progress	349,422	665,289
	5,355,074	6,003,188
Accumulated depreciation	(2,111,368)	(2,436,320)
	Rs. 3,243,706	Rs.3,566,868

Depreciation expense for the year ended March 31, 2001 and for the nine months ended December 31, 2001 was Rs.413,517 and Rs.350,266 respectively.

8. Public Offering in the United States of America

In April 2001, the Company made a public offering of its American Depositary Shares (ADSs) to international investors. The offering consisted of 13,225,000 ADSs representing 13,225,000 equity shares (adjusted for share split), at an offering price of US$ 10.04 per ADS amounting to Rs.5,844,695. The equity shares represented by the ADS carry equivalent rights with respect to voting and dividends as the other equity shares.

9. Retained earnings

Retained earnings as of March 31, 2001 calculated as per generally accepted accounting principles in India include an amount of Rs.142,494 which was not distributable as dividends under Indian company laws. This related to requirements regarding earmarking a part of the retained earnings for redemption of debentures. On repayment of the debentures during the nine month period ended December 31, 2001, these retained earnings became available for distribution.

10. Share split

In September 2001, the Company's shareholders approved a two-for-one share split with an effective date of October 25, 2001. All references in the consolidated financial statements to number of shares and per share amounts of the Company's equity shares have been retroactively restated to reflect the increased number of equity shares outstanding as a result of the share split.

11. Investment in affiliate

During the nine month period ended December 31, 2001, the Company discontinued its association with Aurantis, a 50% investee in Brazil. The operations of this entity are being run-down and the Company does not expect to recover the carrying amount of its investment in Aurantis. Accordingly, the Company has written down the carrying value of the investment of Rs.45,101 to Rs. Nil to recognize this other than temporary loss in value.

12. Deferred revenue

The Company recognizes non-refundable milestone payments in the statement of income when earned, in accordance with the terms prescribed in the license agreement, and where the Company has no future obligations or continuing involvement pursuant to such milestone payment. Non-refundable up-front license fees that do not represent the culmination of a separate earnings process are deferred and recognized when the milestones are earned, in the proportion that the amount of each milestone earned bears to the total milestone amounts agreed in the license agreement.

The Company entered into a licensing arrangement with Novo Nordisk A/S in February 1997, whereby the Company received a non-refundable upfront license fee on signing of the agreement and non-refundable payments on achievement of defined milestones.

In accordance with the agreement with Novo Nordisk A/S, the Company has received the fifth non-refundable milestone payment of Rs. 107,775 (US$ 2.25 million) during the three months period ended December 31, 2001. As per its revenue recognition policy, the Company has recognized this amount as income. The Company has also recognized a proportionate amount of the upfront payment received from Novo, reflected as deferred revenue amounting to Rs. 16,982, as income in the current period, being the proportion that the milestone earned bears to the total milestone amount of the license agreement.

Further, on September 30, 2001 the Company has, in terms of an agreement entered into with Novartis Pharma AG ("Novartis"), agreed to provide Novartis with an exclusive license to develop, promote, distribute, market and sell certain products to be further developed into drugs for the treatment of specified diseases. Pursuant to the terms of the agreement, the Company has, during the three months period ended September 30, 2001, received Rs. 235,550 (US$ 5 million) as an up-front license fee. As the up-front license fee does not represent the culmination of a separate earning process, the up-front license fee has been deferred.

13. Commitments and Contingencies

Capital Commitments: As of March 31, 2001 and December 31, 2001, the Company had committed to spend approximately Rs.67,562 and Rs.329,043 respectively, under agreements to purchase property and equipment. The amount is net of capital of such advances paid in respect purchases.

Contingencies: The Company manufactures and distributes Norfloxacin, a formulations product. Under the Drugs Prices Control Order ("DPCO"), the Government of India ("GOI") has the authority to designate a pharmaceutical product as a "specified product" and fix the maximum selling price for such product. In 1995, the GOI notified Norfloxacin as a "specified product" and fixed the maximum selling price for it. The Company has filed a lawsuit against the notification on the grounds that the rules of the DPCO were not complied with. The matter is currently in litigation in the Andhra Pradesh High Court ("High Court"). The High Court has granted an interim order in favor of the Company. Accordingly, the Company continues to sell Norfloxacin at prices in excess of the maximum selling price fixed by the GOI.

In the event that the Company is unsuccessful in the litigation, it will be required to refund the sale proceeds in excess of the maximum selling price to the GOI. As of March 31, 2001 and December 31, 2001 this excess is estimated at Rs.134,546 and Rs.145,062 respectively.

13. Commitments and Contingencies (continued)

While the ultimate outcome of the above mentioned litigation cannot be ascertained at this time, based on current knowledge of the applicable law, management believes that this lawsuit if decided against the Company should not have a material adverse effect on the Company's financial statements or its business operations.

Additionally, the Company is also involved in other lawsuits, claims, investigations and proceedings, including patent and commercial matters, which arise in the ordinary course of business. However, there are no such matters pending that the Company expects to be material in relation to its business.

14. Segment reporting and related information

a) *Segment information*

The Chief Operating Decision Maker ("CODM") evaluates the Company's performance and allocates resources based on an analysis of various performance indicators by product segments. The product segments and the respective performance indicators reviewed by the CODM are as follows:

- Formulations – Revenues by therapeutic product category;
- Active pharmaceutical ingredients and intermediates – Gross profit, revenues by geography and revenues by key products;
- Generics – Gross profit;
- Diagnostics, critical care and biotechnology – Net income; and
- Drug discovery – Revenues and expenses.

The CODM does not review the total assets for each reportable segment. The property and equipment used in the Company's business, depreciation and amortization expenses, are not fully identifiable with / allocable to individual reportable segments, as certain assets are used interchangeably between segments. The other assets are not specifically allocable to the reportable segments. Consequently, management believes that it is not practicable to provide segment disclosures relating to total assets since allocation among the various reportable segments is not possible.

14. Segment reporting and related information (continued)

Formulations

Formulations, also referred to as finished dosages, consist of finished pharmaceutical products ready for consumption by the patient. An analysis of revenues by therapeutic category of the formulations segment is given below:

	Year ended March 31,	Three months ended December 31,		Nine months ended December 31,	
	2001	2000	2001	2000	2001
		(unaudited)		(unaudited)	
Gastro-intestinals	Rs.886,176	Rs.221,759	Rs.334,618	Rs.655,358	Rs.885,861
Cardio-vascular	810,723	198,044	224,128	615,686	859,079
Anti-infectives	996,256	190,461	276,225	685,106	767,656
Pain control	703,786	173,506	246,952	523,348	767,132
Nutrients	341,387	74,687	70,819	187,560	310,028
Others	1,242,316	294,137	337,837	886,074	924,357
Revenues from external customers	4,980,644	1,152,594	1,490,579	Rs.3,553,132	Rs.4,514,113
Intersegment revenues[1]	-	-	56,965	-	160,400
Adjustments[2]	384,394	86,468	(20,699)	202,655	17,712
Total revenues	Rs.5,365,038	Rs.1,239,062	Rs.1,526,845	Rs.3,755,787	Rs.4,692,225
Cost of revenues	Rs.1,858,851	Rs.499,246	Rs.426,051	Rs.1,242,347	Rs.1,143,725
Intersegment cost of revenues[3]	333,724	87,117	90,488	395,030	314,654
Adjustments[2]	85,657	(85,419)	68,125	(35,637)	314,119
	Rs.2,278,232	Rs.500,944	Rs.584,664	Rs.1,601,740	Rs.1,772,498
Gross profit	Rs.2,788,069	Rs.566,231	Rs.1,031,005	Rs.1,915,755	Rs.3,216,134
Adjustments[2]	298,737	171,887	(88,824)	238,292	(296,407)
	Rs.3,086,806	Rs.738,118	Rs.942,181	Rs.2,154,047	Rs.2,919,727

(1) Intersegment revenues comprise transfers to the active pharmaceutical ingredients and intermediates segment and are accounted for at the cost to the transferring segment. Transfers to the active pharmaceutical ingredients segment amounted to Rs.56,965 and Rs.160,400 for the three months ended December 31, 2001 and nine months ended December 31, 2001 respectively.

(2) The adjustments represent reconciling items to conform the segment information to U.S. GAAP. Such adjustments primarily relate to elimination of sales made to subsidiaries, reversal of gain contingencies and recording of inventory write-downs.

(3) Intersegment cost of revenues comprise transfers from the active pharmaceutical ingredients and intermediates segment to formulations and are accounted for at the cost to the transferring segment. Transfers from the active pharmaceutical ingredients and intermediates segment amounted to Rs.333,724 for the year ended March 31, 2001 and Rs.87,117, Rs.90,488, Rs.395,030 and Rs.314,654 for the three months ended and nine months ended December 31, 2000 and 2001 respectively.

Active pharmaceutical ingredients and intermediates

Active pharmaceutical ingredients and intermediates, also known as active pharmaceutical products or bulk drugs, are the principal ingredients for formulations. Active pharmaceutical ingredients and intermediates become formulations when the dosage is fixed in a form ready for human consumption such as a tablet, capsule or liquid using additional inactive ingredients.

Upon consummation of the Company's merger with Cheminor Drugs Limited ("Cheminor"), the performance of active pharmaceutical ingredients and intermediates ("API segment") is viewed on a consolidated basis including DRL and the Cheminor API segment. The CODM currently reviews gross profit along with revenues by geographic segments and key products as performance indicators for the consolidated API segment. Accordingly, to the extent practicable, the previous period has also been presented on the same basis as the new segment information.

DR. REDDY'S LABORATORIES LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

14. Segment reporting and related information (continued)

An analysis of gross profit for the API segment is given below:

	Year ended March 31, 2001	Three months ended December 31, 2000 (unaudited)	Three months ended December 31, 2001 (unaudited)	Nine months ended December 31, 2000 (unaudited)	Nine months ended December 31, 2001 (unaudited)
Revenues from external customers	Rs.4,709,228	Rs.1,208,331	Rs.1,269,323	Rs.3,431,015	Rs.3,717,086
Intersegment revenues[1]	376,964	102,833	125,448	410,746	495,030
Adjustments[2]	268,064	(23,186)	274,740	215,727	332,768
Total revenues	Rs.5,354,256	Rs.1,287,978	Rs.1,669,511	Rs.4,057,488	Rs.4,544,884
Cost of revenues	Rs.3,186,555	Rs.739,066	Rs.827,927	Rs.2,329,687	Rs.2,570,976
Intersegment cost of revenues	-	-	56,965	-	160,400
Adjustments[2]	278,519	237,762	300,075	598,882	729,084
	Rs.3,465,074	Rs.976,828	Rs.1,184,967	Rs.2,928,569	Rs.3,460,460
Gross profit	Rs.1,899,637	Rs.572,098	Rs.509,879	Rs.1,512,074	Rs.1,480,740
Adjustments[2]	(10,455)	(260,948)	(25,335)	(383,155)	(396,316)
	Rs.1,889,182	Rs.311,150	Rs.484,544	Rs.1,128,919	Rs.1,084,424

(1) Intersegment revenues comprise transfers to formulations and generics and are accounted for at the cost to the transferring segment. Transfers to formulations segment amounted to Rs.333,724 for the year ended March 31, 2001 and Rs.87,117, Rs.90,488, Rs.395,030 and Rs.314,654 for the three months ended and nine months ended December 31, 2000 and 2001 respectively. Transfers to the generics segment amounted to Rs.43,240 for the year ended March 31, 2001 and Rs 15,716, Rs.34,960, Rs.15,716 and Rs.180,376 for the three months ended and nine months ended December 31, 2000 and 2001 respectively.

(2) The adjustments represent reconciling items to conform the segment information to U.S. GAAP. Such adjustments primarily relate to elimination of sales made to subsidiaries, reversal of gain contingencies and recording of inventory write-downs.

An analysis of revenue by geography is given below:

	Year ended March 31, 2001	Three months ended December 31, 2000 (unaudited)	Three months ended December 31, 2001 (unaudited)	Nine months ended December 31, 2000 (unaudited)	Nine months ended December 31, 2001 (unaudited)
USA	Rs.1,560,632	Rs.387,664	Rs.494,306	Rs.1,087,137	Rs.1,216,045
India	1,869,375	500,648	576,487	1,556,145	1,749,444
Europe	501,941	34,401	117,898	327,528	339,017
Others	1,154,244	399,815	464,361	882,316	1,165,890
	5,086,192	1,322,528	1,653,052	3,853,126	Rs.4,470,396
Adjustments[1]	268,064	(34,550)	16,459	204,362	74,488
	Rs.5,354,256	Rs.1,287,978	Rs.1,669,511	Rs.4,057,488	Rs.4,544,884

(1) The adjustments represent reconciling items to conform the segment information to U.S. GAAP. Such adjustments primarily relate to elimination of sales made to subsidiaries, reversal of gain contingencies and recording of inventory write-downs.

DR. REDDY'S LABORATORIES LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

14. **Segment reporting and related information (continued)**

An analysis of revenues by key products for the three months ended December 31, 2001 is given below:

	Three months ended December 31, 2001	Nine months end December 31, 2001
	(unaudited)	(unaudited)
Ranitidine	Rs.134,517	Rs.400,259
Naproxen	139,232	270,773
Ibuprofen	195,401	374,407
Doxazosin mesylate	41,984	66,097
O acid	72,640	72,640
Ciprofloxacin hydrochloride	192,577	550,507
Dextromethorphan	90,163	198,851
Enrofloxacin	43,144	131,484
Domperidome	29,830	120,991
Lansoprazole pellets	21,080	80,933
Losarton Pottasium	28,881	95,719
CIS lactum piperidine	26,427	34,750
Norfloxacin	21,499	65,721
Enalapril malaete	16,358	16,358
Omeprazole pellets	38,061	38,061
Nizatidine	81,677	81,677
Pantoprazole	34,925	34,925
Ketorolac	19,173	19,173
Ramipril BP	16,489	74,035
Sertraline HCL-others	16,679	91,679
N-Methyl-4-Chloro Piperidone	-	70,522
Terbinafine Hydrochloride	-	49,012
Sparfloxacin	141,831	278,614
Others	266,943	1,327,696
	Rs.1,669,511	Rs.4,544,884

Management believes that as a result of changes in the reporting structure upon consummation of the merger with Cheminor, it is not practicable to present an analysis of revenues by key products for the previous period.

Generics

Generics are generic finished dosages with therapeutic equivalence to branded formulations. The Company entered the global generics market during the year ended March 31, 2001 with the export of Ranitidine-75mg and Oxaprozin to North America.

An analysis of gross profit for the generics segment is given below:

	Year ended March 31, 2001	Three months ended December 31, 2000	Three months ended December 31, 2001	Nine months ended December 31, 2000	Nine months ended December 31, 2001
		(unaudited)		(unaudited)	
Revenues	Rs.229,646	Rs.52,804	Rs.1,276,014	Rs.52,804	Rs.3,533,000
Cost of revenues	82,108	20,714	119,466	20,714	228,947
Intersegment cost of revenues[1]	43,240	15,716	34,960	15,716	180,376
	Rs.125,348	Rs.36,430	Rs.154,426	Rs.36,430	Rs.409,323
Gross profit	Rs.104,298	Rs.16,374	Rs.1,121,588	Rs.16,374	Rs.3,123,677

(1) Intersegment cost of revenues comprise transfers from active pharmaceutical ingredients and intermediates to generics and are accounted for at cost to the transferring segment. Transfers from active pharmaceutical ingredients and intermediates segment amounted to Rs.43,240 for the year ended March 31, 2001 and Rs.15,716, Rs.34,960, Rs.15,716 and Rs.180,376 for the three months ended and nine months ended December 31, 2000 and 2001 respectively.

DR. REDDY'S LABORATORIES LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

14. Segment reporting and related information (continued)

Diagnostics, critical care and biotechnology

Diagnostic pharmaceuticals and equipment and specialist products are produced and marketed by the Company primarily for anti-cancer and critical care. An analysis of net income for the diagnostics, critical care and biotechnology segment is given below:

	Year ended March 31,	Three months ended December 31,		Nine months ended December 31,	
	2001	2000	2001	2000	2001
		(unaudited)		(unaudited)	
Revenues	Rs.342,193	Rs.84,005	Rs.93,619	Rs.241,354	Rs.313,301
Cost of revenues	170,765	42,158	43,093	134,365	144,480
Gross profit	171,428	41,847	50,526	106,989	168,821
Employee costs	26,544	8,146	10,550	20,263	27,992
Other selling, general and administrative expenses	88,109	24,804	38,122	45,635	113,082
Other expense / (income), net	(1,671)	(360)	(1,188)	(725)	(1,638)
Net income / (loss)	Rs.58,446	Rs.9,257	Rs.3,042	Rs.41,816	Rs.29,385

Drug discovery

The Company is involved in drug discovery through Dr. Reddy's Research Foundation. The Company commercializes drugs discovered with other products and also license these discoveries to other companies. No revenues were derived from this segment for the year ended March 31, 2001 and during the nine months ended December 31, 2000. An analysis of the revenues and expenses of the drug discovery segment is given below:

	Year ended March 31,	Three months ended December 31,		Nine months ended December 31,	
	2001	2000	2001	2000	2001
		(unaudited)		(unaudited)	
Revenues	-	-	Rs.124,757	-	Rs.124,757
Research and development expenses	Rs.255,898	Rs.109,179	Rs.235,763	Rs.252,016	Rs.441,668

Reconciliation of segment information to entity total

	Year ended March 31, 2001		Three months ended December 31, 2000		Three months ended December 31, 2001	
	Revenues	Gross profit	Revenues	Gross profit	Revenues	Gross profit
			(unaudited)		(unaudited)	
Formulations	Rs.5,365,038	Rs.3,086,806	Rs.1,239,062	Rs.738,118	Rs.1,526,845	Rs.942,181
Active pharmaceutical ingredients and intermediates	5,354,256	1,889,182	1,287,978	311,150	1,669,511	484,544
Generics	229,646	104,298	52,804	16,374	1,276,014	1,121,588
Diagnostics, critical care and biotechnology	342,193	171,428	84,005	41,847	93,619	50,526
Drug discovery	-	-	-	-	124,757	124,757
Others	60,640	(12,752)	2,622	(5,244)	67,498	36,183
Less: Intersegment revenues[1]	(376,964)	-	(102,833)	-	(182,413)	-
	Rs.10,974,809	Rs.5,238,962	Rs.2,563,638	Rs.1,102,245	Rs.4,575,831	Rs.2,759,779

[1] Intersegment transfers are accounted for at cost to the transferring segment.

DR. REDDY'S LABORATORIES LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

14. **Segment reporting and related information (continued)**

	Nine months ended December 31, 2000		Nine months ended December 31, 2001	
	Revenues	Gross profit	Revenues	Gross profit
	(unaudited)		(unaudited)	
Formulations	Rs.3,755,787	Rs.2,154,047	Rs.4,692,225	Rs.2,919,727
Active pharmaceutical ingredients and intermediates	4,057,488	1,128,919	4,544,884	1,084,424
Generics	52,804	16,374	3,533,000	3,123,677
Diagnostics, critical care and biotechnology	241,354	106,989	313,301	168,821
Drug discovery	-	-	124,757	124,757
Others	28,187	(2,272)	140,350	70,783
Less:				
Intersegment revenues[1]	(410,747)		(655,430)	
	Rs.7,724,873	Rs.3,404,057	Rs.12,693,087	Rs.7,492,189

(1) Intersegment transfers are accounted for at cost to the transferring segment.

b) *Analysis of revenue by geography*

The Company's business is organized into five key geographic segments. Revenues are attributable to individual geographic segments based on the location of the customer.

	Year ended March 31, 2001	Three months ended December 31, 2000	Three months ended December 31, 2001	Nine months ended December 31, 2000	Nine months ended December 31, 2001
		(unaudited)		(unaudited)	
India	Rs.5,591,660	Rs.1,276,177	Rs.1,502,074	Rs.4,190,988	Rs.4,598,942
Europe	504,349	35,518	125,479	316,020	361,710
USA	1,786,444	438,620	1,753,553	1,088,982	4,706,862
Russia and other countries of the former Soviet Union	1,235,722	293,124	422,696	677,554	1,199,491
Others	1,856,634	520,199	772,029	1,451,329	1,826,082
	Rs.10,974,809	Rs.2,563,638	Rs.4,575,831	Rs.7,724,873	Rs.12,693,087

c) *Analysis of property, plant and equipment by geography*

Property, plant and equipment (net) attributed to individual geographic segments are given below:

	As of March 31, 2001	As of December 31, 2001
		(unaudited)
India	Rs.3,200,980	Rs.3,509,145
Europe	3,113	3,242
USA	24,536	24,406
Russia and other countries of the former Soviet Union	14,693	29,475
Others	384	600
	Rs.3,243,706	Rs.3,566,868

14. Segment reporting and related information (continued)

d) *Major customers*

Pursuant to the terms of an agreement with Par Pharmaceuticals Inc. ("PAR"), the Company supplies certain generic formulations to PAR for further sale to customers in the United States. The Company initially invoices PAR at its cost and thereafter recovers a percentage of the profits earned by PAR (calculated by reference to a specified formula) from further sale of the products. During the three months ended December 31, 2001 and for the nine months ended December 31, 2001, revenues under this arrangement aggregated Rs.1,265,971 and Rs.3,163,549, which represents 27.7% and 24.9% of the total revenues of the Company.

15. Recent accounting pronouncements

In July 2001, the FASB issued SFAS No. 141, *Business Combinations*, and SFAS No. 142, *Goodwill and Other Intangible Assets*. SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001 as well as all purchase method business combinations completed after June 30, 2001. SFAS No. 141 also specifies criteria that intangible assets acquired in a purchase method business combination must meet to be recognized and reported apart from goodwill, noting that any purchase price allocable to an assembled workforce may not be accounted for separately. SFAS No. 142 will require that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS No. 142.

SFAS No. 142 will also require that intangible assets with definite useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of.

The Company is required to adopt the provisions of SFAS No. 141 immediately and SFAS No. 142 effective April 1, 2002.

SFAS No. 141 will require, upon adoption of SFAS No. 142, that the Company evaluate its existing intangible assets and goodwill that were acquired in a prior purchase business combination, and to make any necessary reclassifications in order to conform with the new criteria in SFAS No. 141 for recognition apart from goodwill. Upon adoption of SFAS No. 142, the Company will be required to reassess the useful lives and residual values of all intangible assets acquired in purchase business combinations, and make any necessary amortization period adjustments by the end of the first interim period after adoption. In addition, to the extent an intangible asset is identified as having an indefinite useful life, the Company will be required to test the intangible asset for impairment in accordance with the provisions of SFAS No. 142 within the first interim period. Any impairment loss will be measured as of the date of adoption and recognized as the cumulative effect of a change in accounting principle in the first interim period.

15. Recent accounting pronouncements (continued)

In connection with the transitional goodwill impairment evaluation, SFAS No. 142 will require the Company to perform an assessment of whether there is an indication that goodwill and equity-method goodwill is impaired as of the date of adoption. To accomplish this, the Company must identify its reporting units and determine the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units as of the date of adoption. The Company will then have up to six months from the date of adoption to determine the fair value of each reporting unit and compare it to the reporting unit's carrying amount. To the extent a reporting unit's carrying amount exceeds its fair value, an indication exists that the reporting unit's goodwill may be impaired and the Company must perform the second step of the transitional impairment test. In the second step, the Company must compare the implied fair value of the reporting unit's goodwill, determined by allocating the reporting unit's fair value to all of its assets (recognized and unrecognized) and liabilities in a manner similar to a purchase price allocation in accordance with SFAS No. 141, to its carrying amount, both of which would be measured as of the date of adoption. This second step is required to be completed as soon as possible, but no later than the end of the year of adoption. Any transitional impairment loss will be recognized as the cumulative effect of a change in accounting principle in the Company's statement of earnings.

As at December 31, 2001, the Company's Goodwill (including Goodwill in Affiliates) and other intangible assets amounted to Rs.2,821,790. If either present accounting principles or the new standards discussed above require that an impairment in value be recognized, the Company would be required to writedown the carrying value of the asset to its estimated fair value with an offsetting charge to the statement of operations.

In August 2001, the FASB issued SFAS No. 143, *Accounting for Asset Retirement Obligations*. SFAS No. 143 requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded, the entity capitalizes a cost by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset.

Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement. The standard is effective for fiscal years beginning after June 15, 2002.

In August 2001, the FASB issued SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*. SFAS No. 144 requires that those long-lived assets be measured at the lower of carrying amount or fair value less cost to sell, whether reported in continuing operations or in discontinued operations. Under SFAS No. 144, discontinued operations will no longer be measured at net realizable value or include amounts for operating losses that have not yet been incurred. The provisions of SFAS No. 144 are effective for financial statements issued for fiscal years beginning after December 15, 2001.

The Company is currently evaluating the impact of SFAS 143 and 144 on its operations.

Operating And Financial Review And Prospects

Quarter Ended December 31, 2001 Compared to Quarter Ended December 31, 2000

Revenues

Revenues increased by 78.5% to Rs.4,575.8 million in the three months ended December 31, 2001 from Rs.2,563.6 million in the three months ended December 31, 2000 primarily due to an increase in revenues from generic formulations (including Rs.1,177.20 pertaining to revenues from Fluoxetine capsules 40 mg), active pharmaceutical ingredients and branded formulations. In the three months ended December 31, 2001, we received 38.3% of our revenues from the United States of America, 32.8% of our revenues from India, 9.2% of our revenues from Russia and other former Soviet Union countries, 2.7% of our revenues from Europe and 17.0% of our revenues from other countries. Sales in the United States had a record growth of 299.8% to Rs.1,753.6 million in the three months ended December 31, 2001 from Rs.438.6 million in the three months ended December 31, 2000. Sales to Russia and other former Soviet Union countries, increased by 44.2% to Rs.422.6 million in the three months ended December 31, 2001 from Rs.293.1 million in the three months ended December 31, 2000. Sales to Europe increased by 253.5% to Rs.125.5 million in the three months ended December 31, 2001 from Rs.35.5 million in the three months ended December 31, 2000. Sales in India increased by 17.7% to Rs.1,502.1 million in the three months ended December 31, 2001 from Rs.1,276.2 million in the three months ended December 31, 2000.

We made allowances for sales returns of Rs.27.3 million and Rs.6.6 million in the three months ended December 31, 2001 and the three months ended December 31, 2000, respectively.

Formulations. In the three months ended December 31, 2001, we received 32.1% of our total revenues from the formulations segment, as compared to 48.3% in the three months ended December 31, 2000. Revenues in this segment increased by 18.6% to Rs.1,469.9 million in the three months ended December 31, 2001 from Rs.1,239.1 million in the three months ended December 31, 2000.

Sales in India constituted 64.7% of our total formulations sales in the three months ended December 31, 2001 and 66.9% in the three months ended December 31, 2000. Sales of formulations in India increased by 14.8% to Rs.951.3 million in the three months ended December 31, 2001 from Rs.828.9 million in the three months ended December 31, 2000. Among our existing brands, the overall increase in sales was primarily due to increased sales of Nise, our brand of Nimesulide, Stamlo, our brand of Amlodipine Besylate, Clamp, our brand of Clavulanate Potassium and Amoxycillin and Omez, our brand of Omeprazole. This was offset by a decrease in revenues from Ciprolet, our brand of Ciprofloxacin and Bio E, our brand of vitamin E.

Sales outside India increased by 26.5% to Rs.518.6 million in the three months ended December 31, 2001 from Rs.410.1 million in the three months ended December 31, 2000. Sales of formulations to Russia constituted 64.5% of our formulation sales outside India in the three months ended December 31, 2001 and 54.2% in the three months ended December 31, 2000. Sales of formulations to Russia increased by 50.5% to Rs.334.5 million in the three months ended December 31, 2001 from Rs.222.2 million in the three months ended December 31, 2000. Omez, our brand of Omeprazole, Ciprolet, our brand of Ciprofloxacin, Ketorol, our brand of Ketorolac and Nise, our brand of Nimesulide, contributed to the increase of exports. This was offset by a decrease in revenues from Cetrine, our brand of Cetrizine.

Active Pharmaceutical Ingredients and Intermediates. In the three months ended December 31, 2001, we received 33.8% of our total revenues from this segment, compared to 46.2% in the three months ended December 31, 2000. Revenues in this segment increased by 30.3% to Rs.1,544.1 million in the three months ended December 31, 2001 from Rs.1,185.1 million in the three months ended December 31, 2000.

During the three months ended December 31, 2001, sales in India constituted 30.3% of our revenue from this segment, compared to 30.6% in the three months ended December 31, 2000. Sales in India increased by 28.7% to Rs.467.5 million in the three months ended December 31, 2001 from Rs.363.2 million in the three months ended December 31, 2000. The increase in domestic revenues was primarily due to a rise in sales volume of Sparfloxacin, and Ciprofloxacin. This was partially offset by a decrease in revenues from Atorvastatin.

Sales outside India increased by 31.0% to Rs.1,076.6 million in the three months ended December 31, 2001 from Rs.821.9 million in the three months ended December 31, 2000. Sales in the United States increased by 27.5% to Rs.494.3 million in the three months ended December 31, 2001 from Rs.387.7 million in the three months ended December 31, 2000. Sales in Europe increased by 242.7% to Rs.117.9 million in the three months ended December 31, 2001 from Rs.34.4 million in the three months ended December 31, 2000. The increase in export revenues was primarily due to an increase in sales of Ciprofloxacin, Naproxen and Nizatidine. However, this was offset to some extent by a decrease in sales of Terbinafine and Enrofloxacin.

Generics. In the three months ended December 31, 2001, this segment accounted for 27.9% of the total revenues as compared to 2.1% in the three months ended December 31, 2000. Revenues increased by 2316.7% to Rs.1,276.0 in the three months ended December 31, 2001 from Rs.52.8 in the three months ended December 31, 2000. This was primarily due to revenues from Fluoxetine Capsules 40 mg for which we were granted 180 days marketing exclusivity by the United States Food and Drug Administration beginning August 2, 2001 and ending January 29, 2002. Revenues from this product alone were Rs.1177.2 in the three months ended December 31, 2001.

Diagnostics, Critical Care and Biotechnology. In the three months ended December 31, 2001, we received 2.0% of our total revenues from this segment compared to 3.3% in the three months ended December 31, 2000. Revenues in this segment increased by 11.4% to Rs.93.6 million in the three months ended December 31, 2001 from Rs.84.0 million in the three months ended December 31, 2000.

Revenues in this segment increased largely due to an increase in sales at our critical care division of 19.2% to Rs. 58.9 million in the three months ended December 31, 2001 from Rs. 49.4 million in the three months ended December 31, 2000. This was primarily due to an increase in sales of Cytogem, our brand of Gemcitabine, and Pamired, our brand of Pamidronate. This was partially offset by a decrease in sales of Mitotax, our brand of Paclitaxel. Sales of our diagnostics division increased marginally by 0.3% to Rs.34.7 million in the three months ended December 31, 2001 from Rs.34.6 million in the three months ended December 31, 2000. This was primarily due to an increase in sales of Velocit.

Drug Discovery. In the three months ended December 31, 2001 revenues from drug discovery amounted to Rs.124.8 million. This consists of Rs 107.8 million as a milestone payment from Novo Nordisk as part of our licensing agreement for the molecule DRF 2725. The remaining revenue of Rs.17.0 million was attributable to recognition of proportionate upfront license fees.

Others. Revenues from our other business constituted an insignificant portion of our total revenues in the three months ended December 31, 2001.

Cost of Revenues

Cost of revenues increased by 24.3% to Rs.1,816.1 million in the three months ended December 31, 2001 from Rs.1,461.4 million in the three months ended December 31, 2000. Cost of revenues as a percentage of total revenues was 39.7% in the three months ended December 31, 2001 compared to 57.0% in the three months ended December 31, 2000.

Formulations. Cost of revenues in this segment was 35.9% of formulations revenues in the three months ended December 31, 2001 as compared to 40.4% in the three months ended December 31, 2000. Cost of revenues as a percentage of sales declined due to a reduction in bulk drug prices, a change in product mix and an increase in procurement of finished formulations on a transfer price basis, which is a cost effective measure as compared to production at our own manufacturing facilities.

Active Pharmaceutical Ingredients and Intermediates. Cost of revenues in this segment decreased to 66.9% of this segment's revenues in the three months ended December 31, 2001 compared to 73.7% of this segment's revenue in the three months ended December 31, 2000. Cost of raw materials decreased to 42.4% of this segment's revenue in the three months ended December 31, 2001 from 46.6% of this segment's revenues in the three months ended December 31, 2000. This decrease as a percentage of revenue was attributable to an increase in the sale of high value-added products like Q Acid, which is an intermediary of Ciprofloxacin, Nizatidine and Gatifloxacin.

Generics. Cost of revenues was 12.1% of this segment's revenues in the three months ended December 31, 2001 as compared to 68.9% in the three months ended December 31, 2000. Cost of revenues in the generics segment are low primarily due to the low cost of revenues of Fluoxetine Capsules 40 mg for which we were granted 180 days marketing exclusivity by the United States Food and Drug Administration, beginning August 2, 2001 and ending January 29, 2002. The cost of revenues as a percentage of revenues for this segment might increase when the exclusivity period is over.

Diagnostics, Critical Care and Biotechnology. Cost of revenues in this segment decreased to 46.0% of this segment's revenues in the three months ended December 31, 2001 compared to 50.2% in the three months ended December 31, 2000. This decrease was primarily due to the increased sales of high margin critical care products. In addition, sales of our high margin Grastim product by our biotechnology division for the three months ended December 31, 2001 contributed to this decrease. Cost of revenues as a percentage of sales decreased in the diagnostics division primarily due to a substantial reduction in freight charges incurred in importing raw materials for Dipstick.

Gross Profit

As a result of the trends described above, our gross profit increased by 150.4% to Rs.2,759.8 million in the three months ended December 31, 2001 from Rs.1,102.2 million in the three months ended December 31, 2000. Gross margin was 60.3% in the three months ended December 31, 2001 compared to 43.0% in the three months ended December 31, 2000.

Gross margin in the formulations segment increased to 64.1% in the three months ended December 31, 2001 compared to 59.6% in the three months ended December 31, 2000. The gross margin for the active pharmaceutical ingredients segment increased to 31.4% in the three months ended December 31, 2001 from 26.3% in the three months ended December 31, 2000. The gross margin for the diagnostics, critical care and biotechnology segment increased to 54.0% in the three months ended December 31, 2001 as compared to 49.8% in the three months ended December 31, 2000. The gross margin for the generics segment increased to 87.9% in the three months ended December 31, 2001 as compared to 31.1% in the three months ended December 31, 2000. Gross margins in the generics segment are high primarily due to sales of Fluoxetine Capsules 40 mg for which we were granted 180 days marketing exclusivity by the United States Food and Drug Administration, beginning August 2, 2001 and ending January 29, 2002. The gross margins for the segment may not continue at the current level and might decline when the exclusivity period is over.

Selling, General and Administrative Expenses

Selling, general and administrative expenditures as a percentage of total revenues were 21.5% in the three months ended December 31, 2001 compared to 25.9% in the three months ended December 31, 2000. Selling, general and administrative expenses increased by 48.4% to Rs.984.7 million in the three months ended December 31, 2001 from Rs.663.7 million in the three months ended December 31, 2000. This increase was largely due to an increase in employee cost, marketing expenses, software development fees and legal and professional fees. Employee costs have increased by 91.1% to Rs.230.7 million in the three months ended December 31, 2001 from Rs.120.7 million in the three months ended December 31, 2000 primarily due to recruitment, raises and an increase in field staff. Marketing expenses increased by 10.6% to Rs.381.1 million in the three months ended December 31, 2001 from Rs.344.5 million in the three months ended December 31, 2000. Marketing expenses increased on account of increased activities by Rs.16.5 million at our representative offices in various countries. Increased software development expenses in the amount of Rs.7.9 million were incurred, in the three months ended December 31, 2001, in connection with the launch of our health portal and for acquiring software user licenses. Legal expenses increased by Rs.9.9 million in the three months ended December 31, 2001 over the three months ended December 31, 2000. This was on account of Abbreviated New Drug Application filing matters relating to drug discovery and defending patent cases in United States. Professional expenses in the amount of Rs.17.8 million were incurred in the three months ended December 31, 2001. This expense was associated with designing the business plan and organization structure for Aurigene Discovery Technologies Private Limited, our subsidiary in the field of proteomics, structural biology, structure-based-drug-design and medicinal chemistry.

Research and Development Expenses

Research and development costs increased by 115.9% to Rs.235.8 million in the three months ended December 31, 2001 from Rs.109.2 million in the three months ended December 31, 2000. The increase was primarily due to increased in-house research activities as well as increased research activities in Reddy US Therapeutic Inc., our subsidiary in the United States.

Amortization Expenses

Amortization expenses decreased by 6.7% to Rs.109.4 million in the three months ended December 31, 2001 from Rs.117.3 million in the three months ended December 31, 2000. This decrease was primarily due to the amortization of non-compete fees for the three months ended December 31, 2000, which has since been written off. Amortization as a percentage of sales decreased to 2.4% in the three months ended December 31, 2001 from 4.6% in the three months ended December 31, 2000.

Foreign Exchange gain / loss

Foreign exchange gain was Rs.59.7 million in the three months ended December 31, 2001 in comparison with foreign exchange gain of Rs.18.3 million in the three months ended December 31, 2000. An increase in exports contributed to the increase in foreign exchange gain for the three months ended December 31, 2001. Another contributing factor to the increase in foreign exchange gain for the three months ended December 31, 2001 was the extent of the fall in the value of the Rupee in comparison to the US Dollar.

Operating Income

As a result of the foregoing, our operating income increased by 546.8% to Rs.1,489.6 million in the three months ended December 31, 2001 from Rs.230.3 million in the three months ended December 31, 2000. Operating income as a percentage of total revenue was 32.6% in the three months ended December 31, 2001 compared to 9.0% in the three months ended December 31, 2000.

Other Expenses / Income, Net

For the three months ended December 31, 2001, our income from other sources was Rs.42.4 million, as compared to an expense of Rs.70.4 million for the three months ended December 31, 2000. This was primarily due to a decrease in financing costs resulting from settlement of debts and interest earned on the deposit of ADR proceeds.

Equity in Loss of Affiliates

Our equity in the loss of our affiliates increased to Rs.37.1 million in the three months ended December 31, 2001 from Rs.5.6 million in the three months ended December 31, 2000. This is attributable to an increase in the loss recognized from Kunshan Rotam Reddy Pharmaceutical, our joint venture in China. We have also recognized a loss in the amount of Rs.17.8 million from Pathnet India Private Limited, in which we hold an equity interest.

Income before Income Taxes and Minority Interest

As a result of the foregoing, income before income taxes and minority interest has increased by 868.8% to Rs.1,494.9 million in the three months ended December 31, 2001 from Rs.154.3 million in the three months ended December 31, 2000. As percentage of revenues, income before income taxes and minority interest is 32.7% of revenues in the three months ended December 31, 2001 as against 6.0% of revenues in the three months ended December 31, 2000.

Income Tax Benefit / Expense

For the three months ended December 31, 2001, the Company had a deferred tax expense of Rs.182.5 million as against deferred tax expense of Rs.42.2 million for the three months ended December 31, 2000. The increase in tax is due to an increase in profit. However, the effective tax rate has decreased from 27% to 12%. This is primarily due to increased profit from our exports and our operations located in a backward area, which is exempt from tax. The reduction in the enacted tax rate during the current fiscal year also contributed to the reduction in the effective tax rate.

Minority Interest

Minority interest for the periods under consideration is on account of American Remedies Limited ("ARL"). During the three months ended December 31, 2000, gain attributable to minority interest was Rs.3.0 million. On October 26, 2001, as per the scheme of arrangement, we issued 113,388 of our equity shares to the minority shareholders of ARL. The loss attributable to minority interest up to that date was Rs.0.3 million.

Net Income

Our net income increased by 1103.2% to Rs.1,312.7 million in the three months ended December 31, 2001 from Rs.109.1 million in the three months ended December 31, 2000. Net income as a percentage of total revenue increased to 28.7% in the three months ended December 31, 2001 from 4.3% in the three months ended December 31, 2000.

Legal Proceedings

On December 20, 2001, we filed a voluntary dismissal without prejudice of the lawsuit we filed in the United States District Court for the District of New Jersey against aaiPharma, Inc. seeking a declaratory judgment that aaiPharma, Inc.'s patent relating to a so-called polymorph of fluoxetine hydrochloride was invalid and not infringed by our fluoxetine hydrochloride product. We are pursuing our claims in the two lawsuits filed by aaiPharma, Inc. in the United States District Court for the Eastern District of North Carolina on July 26, 2001 and October 30, 2001 against us, Barr Laboratories, and Par Pharmaceutical Inc., alleging that our fluoxetine hydrochloride product infringed their patent. We expect these lawsuits to be consolidated and intend to prosecute our claims and defend ourselves vigorously in both lawsuits. It is anticipated that these matters may take several years to be resolved. We have not recorded any provision in our financial statements with respect to this matter because we consider the possibility of liability to be remote.

As of December 31, 2001, we were involved in certain other litigation matters incidental to our business, including patent infringement actions. We believe that the ultimate resolution thereof will not have a material adverse effect on our financial condition, results of operations or liquidity. We intend to vigorously defend these actions.

On January 30, 2002, we filed a lawsuit against the United States Food & Drug Administration (the "FDA") in the United States District Court for District of New Jersey seeking the reinstatement of our 180-day marketing exclusivity for Omeprazole capsules 40 mg. In November 2001, the FDA denied us the grant of exclusivity on the ground that the AstraZeneca patent, for which Dr. Reddy's was the first to file, had expired during the pendency of the suit and that Andrx Group was the first to file with respect to the other patents.

Recent Developments

The Company announced a voluntary retirement scheme on January 21, 2002. The scheme is applicable to all permanent workmen who have completed 10 years of service or are 40 years of age. Managerial staff/directors are not covered in this scheme. The scheme was in operation from January 21, 2002 to January 31, 2002.

Pursuant to the resolution passed by the shareholders at the 17th Annual General meeting held on September 24, 2001, the board of directors of the company, in their meeting held on January 29, 2002, decided to implement an Employees Stock Option Scheme (ESOS). A compensation committee was constituted on January 29, 2002 to administer the scheme.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dr. Reddy's Laboratories Limited

(Registrant)

Date: 03/13/02

By: ____________________

(Signature)*

Santosh Kumar Nair
Company Secretary

* Print the name and title of the signing officer under his signature.